N E W S R E L E A S E

July 17, 2018

Nevsun Recommends Shareholders Take No Action in Response
to Lundin Mining’s Announcement

Vancouver, BC, Nevsun Resources Ltd. (TSX: NSU) (NYSE MKT: NSU) (Nevsun or the Company) today acknowledged the news release issued by Lundin Mining Corporation (“Lundin”) stating that it may make a formal offer to acquire Nevsun. Nevsun advises shareholders that no formal offer has yet been made, and recommends that shareholders take no action in response to Lundin’s announcement.

Said Peter Kukielski, Nevsun’s President & Chief Executive Officer: “This latest announcement from Lundin continues to ignore the fundamental value of Nevsun and its assets. Despite the progress we have made in enhancing Nevsun’s value, Lundin’s notional takeover offer represents only a 13% premium to Nevsun’s closing trading price of C$4.21 per share on the TSX on July 16, 2018, and only a 9.1% premium to the volume weighted average trading price of Nevsun’s shares over the 30 days ended July 16, 2018.”

Added Mr. Kukielski: “Since Lundin first expressed interest in Nevsun, we have released a pre-feasibility study (PFS) for the Timok Upper Zone with an after-tax NAV of US$1.82 billion, received a critical exploration decline construction permit in February, began construction in May, and in June released an initial inferred resource for the Timok Lower Zone containing 31.5 billion pounds of copper and 9.6 million ounces of gold. At the same time we have extended the mine life at Bisha through 2022, adding 3.3 million tonnes of high-grade ore to the mill, resulting in additional payable production of 470 million pounds of zinc and 52 millions pounds of copper over this time frame. The work we have been doing has also been noticed by several strategic parties that have expressed an interest in participating in the development of Timok.”

Nevsun confirms that it has not received any additional information on the proposed offer by Lundin other than what was publicly disclosed in its press release issued on July 16, 2018. The last Lundin expression of interest dated July 3, 2018 re-affirmed its interest in pursuing a transaction at C$5.00 per Nevsun share, funded in cash and Lundin shares. Today’s publicly announced intent to make an offer is C$0.25 per Nevsun share (or 5%) below this latest formal communication.

Should a formal offer be received, the special committee of independent Nevsun directors (the "Special Committee") would consider it with its advisors before making a recommendation to Nevsun’s Board of Directors and Nevsun’s shareholders. If Lundin makes a formal offer on July 27, 2018 (as indicated in its news release) Nevsun shareholders would have a minimum of 105 days, or until November 9, 2018, to respond.

Nevsun reminds shareholders that Lundin has previously made highly conditional confidential non-binding offers to Nevsun but has never presented a binding offer to Nevsun or its shareholders. In spite of this, the Company has, in good faith, openly and continually engaged with Lundin. Consistent with its fiduciary duties, Nevsun’s Board of Directors remains open to any transaction that is in the best interest of the Company.

Advisors

Counsel for Nevsun's Special Committee is Borden Ladner Gervais LLP. The Special Committee's independent financial advisor is Citi. Counsel for the Company is Blake, Cassels & Graydon LLP. The Company's financial advisor is BMO Capital Markets.

Qualified Persons Statement

The technical content of this press release was previously disclosed in a News Release by the Company dated March 28,2018 titled “Nevsun Advances Timok Upper Zone Copper-Gold Project with Release of Robust PFS” and was reviewed by the associated Qualified Persons (“QPs”) listed below for specific aspects of the PFS as defined by the National Instrument 43-101.

Mining & Mineral Reserves– Jarek Jakubec SRK Vancouver

Mineral Processing – Mick Bunyard - Hatch

TSF – Mihajlo Samoukovic, Knight Piesold Vancouver

Infrastructure, Capital & Operating Costs- Mark Sucharda, Hatch

Economic Evaluation – Robert Duinker, Hatch

Each of the individuals listed above are independent QPs for the purposes of NI 43-101. All scientific and technical information in this press release in respect of the Timok Project or the PFS is based upon information prepared by or under the supervision of those individuals.

As disclosed in the Company’s news release dated June 26, 2018, the initial inferred resource for the Timok Lower Zone contains 1.7 billion inferred tonnes grading 0.86% copper and 0.18g/t gold containing 31.5 billion pounds of copper and 9.6 million ounces of gold.

Forward Looking Statements

The above contains certain statements that are deemed forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future, including but not limited to statements and information made concerning whether Lundin will make a formal offer for all of the shares of Nevsun and the terms and conditions of an such offer, the business, prospects and future activities of, and developments related to the Company, goals, strategies, future growth and other events or conditions that may occur in the future, and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2017 (the “AIF”) and the Company’s management discussion and analysis for the fiscal year ended December 31, 2017 (the “MD&A”), which are incorporated herein by reference. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law. For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our AIF and MD&A, which are available on the Company’s website (www.nevsun.com), filed under our profile

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60.4% owner of the Timok Lower Zone in Serbia. The Timok Lower Zone is a partnership with Freeport-McMoRan Exploration Corporation (“Freeport”), which currently owns 39.6% and upon completion of any feasibility study, Nevsun Resources Ltd. will own 46% and Freeport will own 54%. Nevsun generates cash flow from its 60% owned copper-zinc Bisha Mine in Eritrea.  Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing Timok to production.

NEVSUN RESOURCES LTD. “Peter Kukielski” Peter Kukielski President & Chief Executive Officer	For further information, contact: David Jan Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com